

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Mr. Arnaldo Perez
General Counsel and Secretary
Carnival Corporation
3655 NW 87th Avenue
Miami, FL 33178

Re: Carnival Corporation
Form 10-Q for the Quarterly Period Ending August 31, 2020
Exhibit Nos. 10.2, 10.3
Filed October 8, 2020
File No. 001-09610

Dear Mr. Perez:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance